FORM 6-K

	SECURITIES AND EXCHANGE COMMISSION
	Washington, D.C. 20549

	Report of Foreign Issuer


	Pursuant to Rule 13a-16 or 15d-16 of
	the Securities Exchange Act of 1934


	For the month of November 2001 (November 21, 2001)

THE NEWS CORPORATION LIMITED
	(Name of Registrant)



2 Holt Street, Sydney, New South Wales, 2010, Australia
           (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F   X    		Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities
Exchange Act of 1934

Yes        			No   X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not Applicable



Annexed hereto as Exhibits A and B are press releases of The News
Corporation Limited dated October 1, 2001 and November 6, 2001.











































	SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


THE NEWS CORPORATION LIMITED



Date:	November 21, 2001			By:	/s/ Arthur M. Siskind
Arthur M. Siskind
Director





	EXHIBIT INDEX



Exhibit								Page No. in Sequential
Numbering System


A.	Press Release of The News Corporation Limited
dated October 1, 2001.					6


B.	Press Release of The News Corporation Limited
dated November 6, 2001.					8






























EXHIBIT A



News Corporation
N E W S R E L E A S E

1211 AVENUE OF THE AMERICAS ??NEW YORK, NEW YORK 10036 ??newscorp.com For Immediate Release Contact: Andrew Butcher 212 852 7070

Fox Television Stations and Clear Channel
Communications Complete Station Swaps

New York, NY, October 1, 2001 - News Corporation, Fox
Television Stations, Inc. and Clear Channel Communications Inc.
today announced the completion of the exchange of Clear
Channel' s WFTC-TV in Minneapolis, Minnesota for Fox' s KTVX-TV in Salt Lake City,Utah and KMOL-TV in San Antonio, Texas.

The acquisition of WFTC-TV gives Fox a second station in Minneapolis, the 13 th largest U.S. television market.
Fox acquired KMSP-TV, the UPN affiliate in Minneapolis, in July as part of its acquisition of Chris-Craft Industries.
Fox Television Stations also has duopolies in New York,
Los Angeles, Dallas and Phoenix, and proposed duopolies in Washington, D.C, and Houston.

With the sale of KTVX-TV, News Corp. and Fox Television
Stations have complied with Department of Justice (DOJ) and Federal Communications Commission (FCC) divestiture orders.
The sale of KMOL-TV has reduced the national audience reach of the Fox Television Stations.

The News Corporation Limited (NYSE: NWS, NWS.A; ASX: NCP, NCPDP; LSE: NEWCP) is one of the world' s largest media companies with total assets as of June 30, 2001 of approximately US$43 billion and total annual revenues of approximately US$14 billion.News Corporation' s diversified global operations in the United States, Canada, the United Kingdom, continental Europe, Australia, Latin America and the Pacific Basin include the production and distribution of motion pictures and television programming; television, satellite and cable broadcasting; the publication of newspapers, magazines and books; the production and distribution of promotional and advertising products and services; the development of digital broadcasting; the development of conditional access and subscriber management systems; and the creation and distribution of popular on-line programming.

For more information on News Corporation, please visit www.newscorp.com.
For Immediate Release 		Contact: Andrew Butcher 212 852 7070


EXHIBIT B


News Corporation
N E W S R E L E A S E

1211 AVENUE OF THE AMERICAS ??NEW YORK, NEW YORK 10036 ??newscorp.com For Immediate Release Contact: Andrew Butcher 212 852 7070

Fox Television Stations and Viacom Complete Station Swaps

Swaps Give Fox Television Stations Seven Duopolies

New York, NY, November 6, 2001 - News Corporation, Fox Television Stations, Inc. and Viacom today announced the completion of the exchange of Viacom's WDCA-TV in Washington, D.C. and KTXH-TV in Houston, Texas for Fox's KBHK-TV in San Francisco, California.

The acquisition of WDCA-TV and KTXH-TV gives Fox second stations in Washington, the 8th largest U.S. television market, and in Houston, the 11th largest market. Fox Television Stations also has duopolies in New York, Los Angeles, Dallas, Minneapolis and Phoenix. Fox owns 33 stations, including stations in nine of the top 10 markets in the United States.

With the sale of KBHK-TV, News Corp. and Fox Television Stations have further reduced the national audience reach of the Fox
Television Stations group.

The News Corporation Limited (NYSE: NWS, NWS.A; ASX: NCP, NCPDP;
LSE: NEWCP) is one of the world's largest media companies with total assets as of June 30, 2001 of approximately US$43 billion and total annual revenues of approximately US$14 billion.
News Corporation's diversified global operations in the United States, Canada, the United Kingdom, continental Europe, Australia, Latin America and the Pacific Basin include the production and distribution of motion pictures and television programming; television, satellite and cable broadcasting; the publication of newspapers, magazines and books; the production and distribution of promotional and advertising products and services; the development of digital broadcasting; the development of conditional access and subscriber management systems; and the creation and distribution of popular on-line programming.

For more information on News Corporation, please visit www.newscorp.com.

For Immediate Release 		Contact: Andrew Butcher 212 852 7070
2